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                                         Filed by NETCREATIONS, INC.

               Pursuant to Rule 425 under the Securities Act of 1933

                            and deemed filed pursuant to Rule 14a-12

                              of the Securities Exchange Act of 1934



                                      FOR:    NetCreations, Inc.

                              APPROVED BY:    Robert Mattes
                                              Chief Financial Officer
                                              (212) 625-1370

FOR IMMEDIATE RELEASE
---------------------
                                  CONTACT:    Investor Relations:
                                              Hulus Alpay/Brian Schaffer
                                              Press: Robert Ingram/Emily Brunner
                                              Morgen-Walke Associates
                                              (212) 850-5600

                                              NetCreations, Inc.
                                              Adrienne Press

                                              Director of Marketing

                                              (212) 625-1370 ext. 223
                                              adrienne@netcreations.com
                                              -------------------------

       NETCREATIONS ANNOUNCES DECEMBER 28TH SHAREHOLDERS' MEETING WILL BE
              RESCHEDULED TO PERMIT VOTE ON MERGER AGREEMENT WITH
                             SEAT PAGINE GIALLE SPA

         New York, NY, December 27, 2000 -- NetCreations, Inc. (NASDAQ: NTCR), the leading provider of 100% Opt-In(R) email marketing services, announced today that it has postponed its shareholders meeting scheduled to occur on December 28, 2000 in order to prepare, file and distribute proxy solicitation materials for the approval by its shareholders of the proposed Agreement and Plan of Merger, dated December 22, 2000, with SEAT Pagine Gialle SpA (Milan: SPG) and certain of its affiliates. The shareholders meeting was originally set to vote on the proposed merger agreement with DoubleClick Inc., which was terminated by DoubleClick on Thursday, December 21, 2000 after NetCreations announced that the proposal by SEAT Pagine Gialle SpA ("SPG") was a Superior Proposal. The $7.00 per share proposal by SPG represented a premium to both the price per share of DoubleClick common stock that NetCreations shareholders would have received under the merger agreement with DoubleClick and the price per share of NetCreations' common stock, based upon the closing price of NetCreations common stock on the NASDAQ market on the day preceding the announcement of the SPG proposal.

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NETCREATIONS ANNOUNCES DECEMBER 28TH SHAREHOLDERS'                       PAGE: 2
MEETING WILL BE RESCHEDULED TO PERMIT VOTE ON
MERGER AGREEMENT WITH  SEAT PAGINE GIALLE SPA

         Under the merger agreement entered into with SPG, each outstanding share of NetCreations common stock would be converted into the right to receive $7.00 in cash. It is expected that upon consummation of that merger NetCreations will become a wholly owned subsidiary of SPG. As a condition to entering into the merger agreement, SPG required NetCreations' two largest shareholders to furnish proxies to vote shares constituting approximately 65% of NetCreations' outstanding common stock in favor of the proposal by SPG. Consequently, NetCreations believes that it is highly likely that the merger agreement with SPG will be approved by holders of at least the required 66 2/3% of NetCreations' shares. NetCreations expects to announce a date for the shareholders meeting to vote on the SPG proposal shortly. It is anticipated that the merger proposed by SPG will be closed in the first quarter of 2001.

         In related news, NetCreations also announced today that it has paid the sum of $8.6 million to DoubleClick as a portion of the Termination Fee under the merger agreement with DoubleClick. That merger agreement also provided for the payment of certain expenses, which DoubleClick has estimated to be in the range of $850,000 to $900,000, as the balance of the Termination Fee.

About NetCreations

NetCreations, the leader in 100% Opt-In(R) email marketing services, specializes in e-mail address list management, brokerage and delivery. Through its PostMasterDirect.com service, NetCreations has conducted marketing campaigns on behalf of over 2,000 direct marketing clients to targeted consumers in its database of over 22 million 100% Opt-In(R) e-mail addresses. These addresses belong to Internet users who have requested promotional information related to specific topics of interest (opt in) and confirmed their request (double opt in). NetCreations manages opt-in e-mail lists for more than 380 third-party Web sites including internet.com, About.com, LuckySurf.com, CNET and FortuneCity.com. NetCreations protects the privacy of consumers on the Internet by not disclosing e-mail addresses or any other personally identifiable information to direct marketers.

                        Note Concerning Proxy Materials

The senior executive officers and directors of NetCreations, Inc., SEAT Pagine Gialle SpA, and their respective affiliates may be deemed to be participants in the solicitation of stockholders of NetCreations in connection with the proposed merger. Additional information concerning the interests of such participants, if any, will be included in a proxy statement or statements and other relevant documents to be filed with the

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NETCREATIONS ANNOUNCES DECEMBER 28TH SHAREHOLDERS'                       PAGE: 3
MEETING WILL BE RESCHEDULED TO PERMIT VOTE ON
MERGER AGREEMENT WITH  SEAT PAGINE GIALLE SPA

U.S. Securities and Exchange Commission (the "S.E.C") by NetCreations. A definitive proxy statement will be sent to NetCreations' stockholders seeking their approval of the proposed merger.

INVESTORS ARE URGED TO READ THE PROXY STATEMENT OR STATEMENTS WHEN AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY NETCREATIONS WITH THE S.E.C. BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE PROPOSED MERGER.

Investors will be able to obtain free copies of these documents at the S.E.C. Web site at www.sec.gov. In addition, these documents, once filed with the S.E.C., will be available free of charge by contacting NetCreations at 379 West Broadway, Suite 202, New York, New York 10012, Attention: Brian Burlant, Vice President and General Counsel, Tel. 212 625 1370.

INVESTORS SHOULD READ THE PROXY STATEMENT OR STATEMENTS WHEN AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION CONCERNING THE PROPOSED MERGER.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained herein should be considered "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such information is subject to a number of risks and uncertainties. The preparation of forward-looking statements requires the use of estimates of future revenues, expenses, activity levels and economic and market conditions, many of which are outside the control of NetCreations and SEAT Pagine Gialle. Specific factors that could cause actual results to differ materially from those set forth in the forward-looking statements include, but are not limited to: inability to obtain governmental approvals for the merger; inability to further identify, develop and achieve commercial success for new products, services and technologies; increased competition and its effects on pricing, growth strategies, spending, third-party relationships and revenues; ability to enter into new list management and marketing contracts; inability to maintain existing relationships with product, content, advertising, marketing and technology providers; and risks of new and changing regulation in the U.S. and internationally. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized may also cause actual results to differ materially from those discussed. NetCreations and SEAT Pagine Gialle assume no obligation to update such estimates to reflect actual results, changes in assumptions or changes in other factors affecting such estimates.

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